VF 12-1-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51314

04014249

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING NOV 24 2004 WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UNX, Inc., a Delaware Corporation DBA: UNX, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 E. Olive Avenue, Second Floor
(No. and Street)

Burbank	California	91502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Smith, CFO — 818-333-3309
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF

OATH OR AFFIRMATION

I, Jeffrey H. Smith, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended September 30, 2004 and supplemental schedule pertaining to UNX, Inc., a Delaware corporation (the "Company"), as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

K. CAMERON
Comm. # 1307082
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires June 3, 2005

Signature 11/22/04
Date

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page
(x) (b) Statement of Financial Condition
[redacted]
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not applicable)
(x) Notes to Financial Statements
[redacted]
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not applicable)
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not required)
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable)
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (Not required)
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNX, INC., A DELAWARE CORPORATION
(SEC FILE No. 8-51314)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

*****

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a **PUBLIC** document.

Deloitte.

SEC MAIL PROCESSING
RECEIVED
NOV 24 2004
WASH. D.C. 213 SECTION

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
UNX, Inc., a Delaware Corporation

We have audited the following statement of financial condition of UNX, Inc., a Delaware Corporation (the "Company"), as of September 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of UNX, Inc. at September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 22, 2004

UNX, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$ 2,467,944
Restricted cash—clearing deposit	1,000,000
Restricted cash—commission rebates	3,689,808
Receivable from broker-dealers and others, net of allowance of $255,000	823,504
Equipment, leasehold improvements, software, and furniture and fixtures—at cost, less accumulated depreciation and amortization of $3,279,193	1,822,748
Deposits, prepaid expenses and other assets	390,651
Goodwill	13,498,801
TOTAL	$ 23,693,456

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 597,971
Commission rebates payable to clients	3,850,845
Accrued expenses and other liabilities	1,636,348
Total liabilities	6,085,164
COMMITMENTS AND CONTINGENT LIABILITIES	
STOCKHOLDER'S EQUITY:	
Common stock, $.0000001 par—1 share authorized; 1 share issued and outstanding	1
Additional paid-in capital	42,507,063
Accumulated deficit	(24,898,772)
Total stockholder's equity	17,608,292
TOTAL	$ 23,693,456

See accompanying notes to statement of financial condition.

1. NATURE OF OPERATIONS

The accompanying statement of financial condition reports the accounts of UNX, Inc., a Delaware Corporation (the "Company" or "UNX"), a wholly owned subsidiary of UNX Holdings, Inc. ("Holdings"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is based in Burbank, California, with a backup data center in Las Vegas, Nevada, and sales offices in San Diego, California, and New York, New York. UNX offers institutional brokerage services, including a proprietary electronic trading platform. All securities transactions for the accounts of the Company and its customers are cleared through other broker-dealers on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities and Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates—The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. At September 30, 2004, cash equivalents consisted of Treasury bills of $1,994,339 and demand deposits of $473,605. The carrying value approximates fair value due to the short-term maturities of these investments.

Restricted Cash—At September 30, 2004, restricted cash consisted of $1,000,000 of clearing deposits and $3,689,808 due to customers participating in the Company's commission rebate program.

Securities Transactions—Commissions and the related clearing expenses are recorded on a trade-date basis.

Equipment, Leasehold Improvements, Software, and Furniture and Fixtures—Equipment, software, and furniture and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangibles—The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually and written down when impaired. SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized

over their useful lives unless these lives are determined to be indefinite. In accordance with this standard, the Company does not amortize goodwill and indefinite life intangible assets but evaluates their carrying value annually or when events or circumstances indicate that their carrying value may be impaired.

During the fiscal year ended September 30, 2002, Holdings contributed to UNX the assets (including goodwill and other intangible assets) and liabilities acquired through the purchase of another broker-dealer. In accordance with SFAS No. 142, the other intangible asset (representing customer relationships acquired) was assigned a value of $5,700,000, had a finite life of approximately two years, and was amortized proportionately over that period of time. The carrying value of the asset as of September 30, 2004 was zero.

During the year ended September 30, 2004, Holdings contributed an additional $2,819,000 of goodwill to UNX, as the result of additional consideration paid to the seller by Holdings.

Long-Lived Assets—The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether an evaluation of recoverability would be performed as required under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. At September 30, 2004, there were no adjustments to the carrying value of the Company's long-lived assets.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Software Development Costs—The Company has adopted the American Institute of Certified Public Accountants issued Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The statement provides guidance for the capitalization of certain costs of developing and obtaining internal use software. During the year ended September 30, 2004, the Company did not capitalize any software development costs. Software development costs capitalized in prior years of $471,386 are amortized over three years.

3. EQUIPMENT, LEASEHOLD IMPROVEMENTS, SOFTWARE, AND FURNITURE AND FIXTURES

Equipment, leasehold improvements, software, and furniture and fixtures consisted of the following as of September 30, 2003:

Equipment	$ 2,854,131
Capitalized software	471,386
Purchased software	635,334
Furniture and fixtures	345,348
Leasehold improvements	795,742
	5,101,941
Accumulated depreciation and amortization	(3,279,193)
Total	$ 1,822,748

4. COMMITMENTS AND CONTINGENT LIABILITIES

Minimum Annual Clearing Fee—In October 2003, UNX entered into a fully disclosed clearing agreement with a clearing broker-dealer, in which the clearing broker-dealer will act as the exclusive clearing firm for UNX, with limited exceptions. The agreement is for two years and provides for, among other things, a minimum annual charge. In September 2004, the clearing firm waived the minimum annual fee for the first year of the agreement. UNX believes it will attain such minimal annual activity levels through the second year of the agreement, such that no additional charges will be incurred to satisfy the minimum. In the event UNX terminates the clearing agreement before the end of the two-year term, UNX would be obligated to pay a substantial termination penalty.

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by performing due diligence before accepting new customers, requiring deposits from customers for certain types of trades, and monitoring all trading activity.

Leases—The Company leases office space under noncancelable operating leases. The Company has the following operating lease commitments:

Year Ending September 30	
2005	$ 833,356
2006	814,503
2007	814,548
2008	838,972
2009	741,305
Thereafter	51,844
Total	$4,094,528

In November 2004, the Company signed a new lease agreement for its east coast sales office in New York, New York. The lease is for the term January 2005 through December 2009, with a total minimum rental commitment for the term of $974,401, which is included in the table of commitments above.

Guarantees—In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. Included among these are agreements with the third-party vendors of UNX clients to pay on behalf of those clients certain expenses incurred in relation to soft-dollar agreements. Management has reviewed the provisions of Financial Accounting Standards Board Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, and the indemnification provisions of its material contracts and determined that, in its opinion, such contracts are within the scope of FIN 45, but the financial exposure from implementing FIN 45 is immaterial to the Company's statement of financial condition, and no liabilities related to these contracts have been recognized in the Company's statement of financial condition.

Regulatory and Arbitration Matters—The Company is involved in certain regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have an adverse effect on the Company's financial condition.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. INCOME TAXES

At September 30, 2004, the Company had net deferred tax assets of approximately $4,445,000 The Company has established a valuation allowance against 100% of deferred tax assets until it can be determined that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from approximately $16,586,000 of net operating loss carryforwards for federal tax purposes. The net operating loss carryforwards will begin to expire in 2020, and the Company's ability to utilize these amounts is subject to the ownership change rules in accordance with Internal Revenue Code Section 382. The amount of net operating losses available for the year ending September 30, 2005 will be approximately $16,353,000.

7. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Retirement Plan"). Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which, under the alternate filing method elected by the Company, requires the maintenance of minimum net capital of $250,000. As of September 30, 2004, the Company had net capital of $1,627,070, which was $1,377,070 in excess of its required net capital of $250,000.

9. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers or dealers, and effectuates any financial transactions between the broker or dealer and his or her customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of UNX." Operating under such exemptions, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

November 22, 2004

UNX, Inc., a Delaware Corporation
175 East Olive Avenue, Suite 200
Burbank, California 91502

In planning and performing our audit of the financial statements of UNX, Inc., a Delaware Corporation (the "Company"), for the year ended September 30, 2004 (on which we issued our report dated November 22, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP